

FILE NO.
82 - 34708

May 9, 2003

VIA FEDERAL EXPRESS



PROCESSED
JUN 03 2003
THOMSON FINANCIAL

03 MAY 13 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Press Release titled: "SPL WorldGroup Announces Leadership Change", dated May 8, 2003.

By providing the foregoing information, the Company is not admitting that such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and
General Counsel

dlw 5/29

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(7th subm) 5-9-03fdx.com


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Press Releases



FOR IMMEDIATE RELEASE

Contacts:
Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

SPL WorldGroup Announces Leadership Change

May 8, 2003, Morristown, NJ, USA — Trevor Winer, Chairman of the Board at SPL WorldGroup, has announced that CD Hobbs, who joined SPL as CEO in 2000, has left the company to pursue other interests.

"CD Hobbs has led SPL through an important transition," said Winer. "On his watch, the company exceeded its revenue and profitability targets in a very difficult market." SPL had revenues of $111 million in 2002, 14 percent higher than revenues in calendar year 2001.

Winer also pointed to Hobbs' industry leadership. "When he joined us three years ago," Winer said, "few utilities imagined that they could replace legacy, custom CIS with a packaged, vendor-supported customer management system. Today, in no small measure as a result of his leadership, the question utility CIOs ask is not *if* they will move to a packaged customer management product, but when."

Winer, an SPL founder and CEO until his retirement, will head up operations, while fellow Board member Roger Peirce directs the search for a new CEO. "We will take a measured approach to identify the best candidate to lead SPL," Winer commented about the search for a new CEO. Winer also noted that "we are fortunate to have a very experienced senior management team and superb and committed employees throughout our worldwide offices to service our customers and continue to capitalize on our market position."

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About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that

require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

